Mail Stop 4561

July 18, 2006

Bill Hawkins
Acting Chief Financial Officer
    Chief Operating Officer and Secretary
Syscan Imaging, Inc.
1772 Technology Drive
San Jose, CA 95110

> **Re: Syscan Imaging, Inc.**
> **Form 10-KSB for Fiscal Year Ended December 31, 2005**
> **Form 10-QSB for Fiscal Quarter Ended March 31, 2006**
> **File No. 000-25839**

Dear Mr. Hawkins:

We have reviewed your response letter dated June 1, 2006 and the above referenced filings and have the following additional comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comments are inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-KSB for the Year Ended December 31, 2005

Consolidated Statements of Operations, page F-3

1.   We note your response to prior comment number 1 in your letter dated June 1, 2006. Notwithstanding your response, we continue to believe that compensation costs related to granted options should be recognized over the period in which the requisite service is performed. You state that there is a "very remote possibility that the grantees would walk away from the equity." Confirm, if true, that you

believe the grantees will continue to provide services to the Company over the vesting period of the options. If so, tell us why your accounting treatment should differ from cash compensation provided to employees over their service period. Note that paragraph 28 of SFAS 123 provides guidance on the amount of compensation costs a company can base its accruals off of as opposed to the period over which compensation costs should be recognized. Restate your financial statements, as appropriate.

2.   We note your response to prior comment number 3 in your letter dated June 1, 2006. Please address the following additional concerns with respect to your response:

- Reconcile your response to your statement on page 35 that "[o]ther income in 2004 primarily consisted of the sale of certain inventory items previously considered not-sellable." If other income relates to costs of the sale of inventory, these amounts should be reported in costs of sales. Also, confirm, if true, that any adjustments to the carrying value of inventory represent permanent reductions and establish a new cost basis. Explain how your accounting is consistent with the guidance of SAB Topic 5:BB;

- You indicate that "loss on disposal of fixed assets" relates to the net book value of fixed assets disposed of that were no longer in use. Losses from the disposal of long-lived assets should be included in operating income. Refer to the guidance in footnote 68 of SAB Topic 13:B; and

- You indicate that "write-back of provision for bad debts" relates to the over-provision of allowance for doubtful accounts in the previous year. We believe recoveries of bad debt should be classified within the same line item as the related expense (i.e. general and administrative expenses). We refer, by analogy, to FIN 30 and SOP 96-1 and the issue discussion in paragraphs 2 and 3 of EITF 01-13.

Revise your financial statements accordingly, or explain why a revision is not necessary.

Form 10-QSB for the Quarterly Period Ended March 31, 2006

Notes to Condensed Consolidated Financial Statements

Note 11 – Restatement of March 31, 2005 Interim Results for Correction of an Error, page 13

3.   We note your response to prior comment number 5 in your letter dated June 1, 2006. Notwithstanding the fact that a prudent investor would have access to the

restated information in the Form 10-QSB for the fiscal quarter ended March 31, 2006, the Company has a reporting obligation to file a Form 8-K pursuant to Item 4.02 within four business days after management becomes aware of an error that impacts previously issued financial statements. As such, the Company has failed to adhere to its reporting obligations. Please file the Form 8-K pursuant to Item 4.02.

Item 3 – Controls and Procedures

Evaluation of Disclosure Controls and Procedures, page 21

4.   In light of (1) the Company's failure to comply with its reporting obligation under Form 8-K; (2) the revisions to your 2005 Form 10-KSB and March 31, 2006 Form 10-QSB indicated in response to prior comment number 1 in your letter dated June 1, 2006; and (3) any other revisions to your financial statements in response to the comments above, tell us how you were able to conclude that your disclosure controls and procedures were nonetheless effective as of the end of each reporting period.

        Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please submit all correspondence and supplemental materials on EDGAR as required by Rule 101 of Regulation S-T. You may wish to provide us with marked copies of any amendment to expedite our review. Please furnish a cover letter with any amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing any amendment and your responses to our comments.

        You may contact Jason Niethamer at 202-551-3855, Melissa Walsh at 202-551-3224 or me at 202-551-3730 if you have questions regarding the above comments.

                                        Sincerely,

                                        Stephen Krikorian
                                        Accounting Branch Chief